FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding resolutions passed at the 2006 annual general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on May 22, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

This announcement sets out the resolution passed at the AGM convened on 22nd May 2007.

Reference is made to the notice of meeting of 2006 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 3rd April 2007.

The AGM was held at 9:00 a.m. on 22nd May 2007 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China (the “PRC”). As entrusted by Mr. Li Xiaopeng, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the AGM as the chairman.

As at the record date (i.e. 20th April 2007), there were totally 12,055,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,749,502,332 shares of the Company, representing 80.87% of the total shares of the Company, were present at the AGM. Holders of 705,174,254 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 685,266,680 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

None of the holders of the share of the Company shall abstain from voting on the resolutions tabled at the AGM under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

Ordinary Resolutions

1.	The work report from the board of directors of the Company for year 2006 was considered and approved.

9,660,870,482 shares, representing approximately 99.09% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 917,887 shares were voted against.

2.	The work report from the supervisory committee of the Company for year 2006 was considered and approved.

9,660,886,482 shares, representing approximately 99.09% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 901,887 shares were voted against.

3.	The audited financial statements of the Company for year 2006 was considered and approved.

9,660,932,722 shares representing approximately 99.09% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 855,647 shares were voted against.

4.	The profit distribution plan of the Company for year 2006 was considered and approved.

9,747,301,325 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 2,201,007 shares were voted against.

5.	The proposal regarding the re-appointment of the Company’s auditors for year 2007 was considered and approved.

9,744,484,060 shares, representing approximately 99.95% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 3,556,132 shares were voted against.

6.	The proposal regarding taking out insurance for directors and senior management’s liabilities was considered and approved.

9,070,589,275 shares, representing approximately 93.04% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 677,050,917 shares were voted against.

Special Resolution

7.	The proposal regarding the issue of short-term debentures was considered and approved.

9,160,359,885 shares, representing approximately 93.96% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, were voted for and 578,319,203 shares were voted against.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC

22nd May 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	May 24, 2007

6